November 6, 1996

Securities and Exchange Commission
450 Fifth Street NW
Washington DC  20549

               Re:  Hungarian Broadcasting Corp.
                    Registration Statement on Form 8-A
                    File No.: 333-13371

Gentlemen:

     We are filing electronically pursuant to the Securities Exchange Act of 1934, of a Registration Statement on Form 8-A (the "Registration Statement") of Hungarian Broadcasting Corp., a Delaware corporation (the "Company"), for registration, pursuant to Section 12(g) of the Act of the Company's Units, each unit consisting of one share of Preferred Stock and one Common Stock Purchase Warrant.

     Pursuant to Rule 12(d)(1)(2), the Company hereby requests that effectiveness of the Registration Statement be concurrent with the effectiveness of Registration Statement
No. 333-13371 filed on Form SB-2 on October 3, 1996 under the Securities Act of 1933 or as soon thereafter as practicable.

     Please direct any comments or questions concerning the Registration Statement and any related matters to the undersigned or, in his absence, Elliott R. Cohen of this law firm.

     Please acknowledge receipt of the enclosed material by signing and returning the copy of this letter on which we would appreciate your noting the file number assigned to the above-referenced Registration Statement.

Very truly yours,

COHEN & COHEN

Frank R. Cohen
Partner

             SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C.  20549


                          FORM 8-A


          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g)
               OF THE SECURITIES EXCHANGE ACT OF 1934


               HUNGARIAN BROADCASTING CORP.

     (Exact Name of Registrant as Specified in its Charter)


     DELAWARE                           13 - 36787223
(State of Incorporation)          (IRS Tax Identification #)


               445 Park Avenue, New York NY 10022

(Address of Principal Executive Offices, City, State & Zip)


SECURITIES TO BE REGISTERED, PURSUANT TO
SECTION 12(g) OF THE ACT:

Title of each class
to be so registered

Units, each unit consisting of one share of Preferred Stock
$.001 par value and one Common Stock Purchase Warrant

INFORMATION REQUIRED IN REGISTRATION STATEMENT:

     Item 1.   Capital Stock to be Registered:

     Units, each unit consisting of one share of Preferred Stock $.001 par value and one Common Stock Purchase Warrant. For description, see attached description from Registration Statement No. 333-13371, which becomes effective on or about November 25, 1996, in accordance with Section 8(a) of the Securities Act of 1933.

     Item 2.   Debt Securities to be Registered:

     None.


     Item 3.   Other Securities to be Registered:

     None.

     Item 4.   Exhibits:

     Exhibits were filed with the Securities and Exchange
     Commission as Exhibits to Registration Statement No.
     333-13371. (List of Exhibits annexed).


SIGNATURE:

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the under-signed, thereto duly authorized.


                         HUNGARIAN BROADCASTING CORP.



                         By   Frank R. Cohen
                              Frank R. Cohen, Treasurer


Dated: November 6, 1996
     New York, New York


                DESCRIPTION OF SECURITIES

  The Company's authorized capitalization consists of 15,000,000 shares of Common Stock, par value $.001 per share and 5,000,000 shares of Preferred Stock, par value $.001 per share, which may be issued in one or more series. As of the date of this prospectus, the Company had 2,583,600 of Common Stock outstanding and 100,000 Preferred Shares outstanding. The following summary description of the Units, Common Stock, Preferred Stock and Preferred Shares, the first series of Preferred Stock to be authorized, are qualified in their entirety by reference to the Company's Certificate of Incorporation.


Units

  The Company is offering 500,000 Units hereby, 400,000 on behalf of the Company and 100,000 on behalf of certain Selling Shareholders. Each Unit offered hereby consists of one Preferred Share and one Common Stock Purchase Warrant. The components of the Units will not be separately transferable until nine months from the date of this prospectus, or such earlier date as may be determined by the Underwriter or by the Company calling the Preferred Shares for redemption or redeeming the Warrants.


Common Stock

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by Shareholders. The holders of shares of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor, and, upon liquidation, are entitled to share pro rata in any distribution to stockholders after payments to creditors and after paying or providing for any liquidation preferences to the Preferred Stock. There are no conversion or redemption privileges, nor sinking fund provisions with respect to the Common Stock, and stockholders have no preemptive rights to acquire shares of Common Stock issued by the Company in the future. All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

  The Common Stock is traded over-the-counter and is quoted by NASDAQ on its Small-Cap list under the symbol HBCO.


Preferred Stock

  The Preferred Stock may be issued in one or more series, to be determined and to bear such title or designation as may be fixed by resolution of the Board of Directors prior to the issuance of any shares thereof. Each series of Preferred Stock will have such voting powers, if any, preferences, and other rights as determined by the Board of Directors, with such qualifications, limitations or restrictions as may be stated in the resolutions of the Board of Directors adopted prior to the issuance of any shares of such series of Preferred Stock.

  The Preferred Shares being offered hereby are the first series of Preferred Stock designated by the Board of Directors. The Board has no present plans to issue any other series of Preferred Stock. However, purchasers of the Preferred Shares offered hereby should be aware that the holders of any series of the Preferred Stock which may be issued in the future could have voting rights, rights to receive dividends or rights to distribution in liquidation superior to those of holders of the Preferred Shares or Common Stock, thereby diluting or negating the voting rights, dividend rights or liquidation rights of the holders of the Preferred Shares or Common Stock; provided, however that without the approval of the holders of a majority of the Preferred Shares, no other share of Preferred Stock shall be given voting rights greater than the higher of one vote per share or one vote for each share of Common Stock into which it is convertible, if any, nor rank superior to the Preferred Shares with respect to the receipt of the respective dividends or liquidation preferences, if any, to which such shares are entitled.

  Because the terms of each series of Preferred Stock may be fixed by the Company's Board of Directors without shareholder action, the Preferred Stock could be issued with terms calculated to defeat a proposed takeover of the Company, or to make the removal of the Company's management more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the Preferred Shares, the publicly held Warrants, and the Common Stock. Management of the Company is not aware of any such threatened transaction to obtain control of the Company.


Series A Convertible Cumulative Preferred Stock

  Prior to the closing of this Offering, the Board of Directors will file a Certificate of Designation designating
600,000 shares of Preferred Stock as ''Series A Convertible
Cumulative Preferred Stock'' with the following rights, preferences and privileges:

  Conversion.   Unless previously redeemed by the Company,
the holders of the Preferred Shares are entitled at any time at their option, commencing January 1, 1997, unless the Underwriter permits earlier, to convert each Preferred Share into one and one-half (11/2) shares of Common Stock subject to adjustment described below. No fractional shares of Common Stock will be issued but in lieu thereof the Company shall ''round up'' any fractional shares where the fraction is over 50% to a full share of Common Stock and shall round down any fractional share where the fraction is less than 50%. No adjustment for dividends will be made on conversion of any Preferred Shares. Accordingly, accrued dividends will not be paid on a Preferred Share if it is converted between a dividend payment date and the next record date for dividend payments. Dividends will be paid on any annual dividend payment date (a ''Dividend Payment Date'') with respect to the Preferred Shares surrendered for conversion after any annual record date for the payment of dividends (a ''Record Date'') to the registered holder on the Record Date. In the case of Preferred Shares called for redemption, conversion rights will expire at the close of business on the redemption date.

  The Conversion Price is subject to adjustment upon the occurrence of certain events, including the issuance of stock of the Company as a dividend or distribution on the Common Stock but not as dividends on the Preferred Shares; sub-divisions and combinations of Common Stock; certain reclassifications, consolidations, mergers and sales of property of the Company; the issuance to all holders of Common Stock of certain rights or warrants; and the distribution to all holders of Common Stock of evidence of indebtedness of the Company or of assets (excluding cash dividends or distributions from retained earnings). Except as stated above, the Conversion Price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

  Dividends.   Each Preferred Share is entitled to cumulative
annual dividends of $1.20 payable on July 1 of each year commencing July 1, 1997. Unpaid dividends will accumulate and be payable prior to the payment of dividends on the Common Stock. The Company may, at its option, pay dividends in shares of Common Stock, in lieu of cash. Shares used for such purpose will be valued at the average closing bid price during the ten trading days ending on the tenth day before the dividend payment date, subject to certain conditions. For the foreseeable future, the Company expects to make dividend payments on the Preferred Shares in shares of Common Stock.

  Redemption.   The Preferred Shares are redeemable after
January 1, 1997 at the option of the Company, on not less than 30 days' written notice to registered holders at the redemption price of $12 per share plus accumulated dividends, provided the Company may not redeem the Preferred Shares unless the closing price of the Common Stock for 20 of the 30 days prior to the date of the redemption notice is more than $10.

  Voting Rights.   Preferred Shares are entitled to one vote
per share voting together with the Common Stock as one class, except as otherwise provided by the Delaware General Corporation Law provided, however, that the Company shall not
(i) issue any new series of Preferred Stock with rights superior to the Preferred Shares on liquidation or to dividends or having class voting rights, other than as provided by the Delaware General Corporation Law, or a number of votes per share greater than the higher of one vote per share or one vote for each share of Common Stock into which each share of such series may be converted, or (ii) issue shares of any new series of Preferred Stock ranking equal to the Preferred Shares whenever the Company is in arrears in the payment of dividends on the Preferred Shares without, in either case, the affirmative vote of a majority of the outstanding Preferred Shares.

  Preference on Liquidation.   Preferred Shares will be
entitled to a preference on liquidation equal to $10 per share, plus accumulated unpaid dividends.

  No Sinking Fund.   The Company is not required to provide
for the retirement or redemption of the Preferred Shares through the operation of a sinking fund.


Common Stock Purchase Warrants

  The Company has outstanding 1,710,000 Common Stock Purchase Warrants (the ''Warrants''). Each Warrant entitles the holder to purchase until December 20, 2000 one share of Common Stock at an exercise price of $6.00. The Warrants are subject to redemption by the Company at any time after April 20, 1997 on 30 days notice at $.25 per Warrant provided that the closing high bid price of the Common Stock on the NASDAQ SmallCap Market, or the last sale price per share of the Common Stock if listed on the NASDAQ National Market or on a national exchange is at least $8.50 per share for a period of 20 of the immediate prior 30 trading days ending within 15 days of the date on which the notice of redemption is given. Holders of Warrants shall have exercise rights until the close of the business day preceding the date fixed for redemption.

  The Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events, such as stock dividends and distributions, stock splits, recapitalizations, mergers and consolidations. No adjustment exists for the issuance of shares of Common Stock, among other circumstances, upon exercise of any of the Warrants or options granted under any stock option plan or the Underwriter's Warrant. The Company is not required to issue fractional shares. The holder of a Warrant does not possess any rights as a stockholder of the Company unless he exercises his Warrant and obtains Common Stock. The Warrants have been issued in registered form under a Warrant Agreement dated as of December 20, 1995 between the Company and American Stock Transfer & Trust Company as Warrant Agent. The shares of Common Stock issued upon exercise of a Warrant, will be fully paid and non-assessable.

  A Warrant may be exercised upon the surrender of a duly completed warrant certificate on or prior to its expiration, accompanied by cash or certified bank check for the exercise price.

Item 27.   Exhibits

     (1)  Form of Underwriting Agreement; and Selected Dealer
          Agreement
     (3)  (a)  Certificate of Amendment to Certificate of
               Incorporation filed June 28, 1996.
          (b)  Certificate of Incorporation filed September
               14, 1994
          (c)  By-laws
     (4)  (a)  Form of Warrant Agreement
          (a)(i)  Form of Common Stock Purchase Warrant
                  Certificate
          (b)  Form of Underwriter's Warrant
          (c)  Form of Underwriter's Stock Warrant
     (5) (a) Opinion of Cohen & Cohen as to legality of shares being offered*
     (10) (a)  Employment agreement between Registrant and
               Peter E. Klenner
          (b) Employment agreement between Registrant and Imre M. Kovats
          (c)  Financial Consultant agreement between
               Registrant and Robert Genova
          (d)  1994 Incentive Stock Option Plan
          (e) Sharing agreement for space and facilities between Registrant and Hungarian Telephone & Cable Corp.*
         (f)   Agreement to Purchase Shares in DNTV
         (g)   Agreement to purchase shares in VI-DOK
         (h)   Letter of intent with Kable Com
         (i) Offer from OKK Kft to Registrant to rent satellite space to Company
         (j)   Agreement with Land Studios Kft.
         (k) Lease agreement with HAKON Ltd. for space at Szamado, Budapest
         (l)   Form of 6% Bridge Note
         (m)   License to broadcast on A3
         (n)   Form of Consulting Agreement with J.W. Barclay
               & Co., Inc.
         (o)   Form of Mergers and Acquisitions Agreement with
               J.W. Barclay & Co., Inc.
         (p) Contracts for purchase of programming between Power TV Ltd. and Registrant dated February 28 and July 29, 1996.

          (q) Lease for satellite space between Nethold Central Europe BV and Registrant dated July 5, 1996.
          (r) Management consulting agreement between Registrant and Justine Bodle dated June 15, 1996.
          (s) Agreement to set up uplink and downlink between Registrant and Banknet dated June 26, 1996.
          (t) Rental lease between Registrant and Investor Holding RT dated June 25, 1996.

    (21)       Subsidiaries of the Registrant.
    (23)  (a)  Consent of Cohen & Cohen (included in their opinion to be filed as Exhibit 5(a))*
          (b)  Consent of Simon, Buros & Partners*
          (c)  Consent of Coopers & Lybrand.*
          (d)  Consent of Todman & Co.*
    (25)       Power of Attorney (included on signature page)*